CIRCLE ENERGY, INC.

8211 E Regal Place

Tulsa, OK 74133

July 12, 2022

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Attn:  Ruairi Regan

Re:  Circle Energy, Inc.

Registration Statement on Form S-1

File No. 333-263384

Request for Effective Date

Dear Mr. Regan:

Pursuant to Rule 461 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Circle Energy, Inc. (the “Company”) hereby requests that the registration statement of the Company on Form S-1 (Commission File No. 333-263384) be granted an effective date of Thursday, July 14, 2022, 3:00 p.m. EDT, or as soon thereafter as practicable.  We request that we be notified of such effectiveness by a telephone call or email to our legal counsel, Ronald N. Vance, at (801) 988-5862, ron@pearsonbutler.com. The Company hereby authorizes Mr. Vance to orally modify or withdraw this request for acceleration.

We are aware of our filing obligations under the Securities Act and intend to fully comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings, notwithstanding any review, comments, action or absence of action by the Commission staff.

Please direct any questions or comments regarding this acceleration request to Mr. Vance.

Sincerely,

/s/ Lloyd T. Rochford, CEO

cc:Ronald N. Vance, Esq.